[redacted]

11022524

KW 9/8



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-38369 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Progressive Asset Management, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1814 Franklin Street, Suite 503
(No. and Street)

| Oakland | CA | 94612-3400 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Torgerson 800-786-2998
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

| 101 Larkspur Landing Circle, Suite 200 | Larkspur | CA | 94939-1750 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KW 9/8

# OATH OR AFFIRMATION

I, Richard Torgerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Progressive Asset Management, Inc., as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 8/8/11

President

Title

TERRI L. TARBERT
NOTARY PUBLIC STATE OF MARYLAND
County of Carroll
My Commission Expires September 1, 2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Progressive Asset Management, Inc.**

Financial Statements

and

Supplemental Information

Years ended June 30, 2011 and 2010

with

Reports of Independent Auditors

## Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

# Report of Independent Auditors

To the Board of Directors of Progressive Asset Management, Inc.:

We have audited the accompanying statement of financial condition of Progressive Asset Management, Inc. (Company) as of June 30, 2011 and 2010, and the related statements of operations, stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2011 and 2010, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

We performed our audit primarily to form an opinion on the basic financial statements taken as a whole. The management of the Company presents the accompanying supplemental information for additional analysis, as it is not a required part of the basic financial statements. Rule 17a-5 of the Securities and Exchange Commission requires the supplemental information. We subjected the supplemental information to the same auditing procedures we applied during the audit of the basic financial statements and, in our opinion, the management of the Company fairly stated the supplemental information in all material respects in relation to the basic financial statements taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
August 10, 2011

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

**Progressive Asset Management, Inc.**
Statement of Financial Condition
June 30, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| Assets | | |
| Current assets | | |
| Cash and cash equivalents | $ 178,915 | $ 173,900 |
| Investments | 2,320 | – |
| Commissions receivable | 1,782 | 1,817 |
| Other receivables | 8,535 | 3,925 |
| Prepaid expenses | 13,096 | 8,073 |
| Total current assets | 204,648 | 187,715 |
| Total assets | $ 204,648 | $ 187,715 |
| Liabilities | | |
| Current liabilities | | |
| Accounts payable | $ 11,396 | $ 20,261 |
| Accrued liabilities | 17,490 | 11,663 |
| Income taxes payable | 800 | – |
| Total current liabilities | 29,686 | 31,924 |
| Stockholders' equity | | |
| Preferred stock, no par value; 1,000,000 shares authorized, zero shares issued and outstanding | – | – |
| Common stock, no par value; 5,000,000 shares authorized, 2,075,263 shares issued and outstanding (2010 - 2,075,263) | 1,285,750 | 1,285,750 |
| Retained earnings (accumulated deficit) | ( 1,110,788) | ( 1,129,959) |
| Total stockholders' equity | 174,962 | 155,791 |
| Total liabilities and stockholders' equity | $ 204,648 | $ 187,715 |

See accompanying notes.

**Progressive Asset Management, Inc.**
Statement of Operations
Years ended June 30, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| Revenues | | |
| Commissions | $230,247 | $258,261 |
| Social screenings | 26,176 | 26,876 |
| Investment | 22,717 | 92 |
| Other | – | 15,001 |
| Total revenues | 279,140 | 300,230 |
| Expenses | | |
| Compensation, payroll taxes and benefits | 39,896 | 79,779 |
| Business development | 4,982 | 12,744 |
| Commissions and fees | 19,242 | 22,565 |
| Corporate and shareholder | 12,779 | 10,939 |
| Occupancy | 6,855 | 7,931 |
| Office | 3,553 | 6,826 |
| Professional fees | 132,814 | 170,685 |
| Regulatory | 6,861 | 22,786 |
| Social screening and shareholder advocacy | 26,128 | 25,712 |
| Travel and meetings | 5,259 | 10,690 |
| Total expenses | 258,369 | 370,657 |
| Income (loss) before income taxes | 20,771 | ( 70,427) |
| Taxes on income | 1,600 | 1,600 |
| Net income (loss) | $ 19,171 | ($ 72,027) |
| Net income (loss) per share | | |
| Basic | $ 0.01 | ($ 0.03) |
| Fully diluted | $ 0.01 | ($ 0.03) |
| Shares used to compute per share amounts | | |
| Basic | 2,075,263 | 2,075,263 |
| Fully diluted | 2,075,688 | 2,075,263 |

See accompanying notes.

**Progressive Asset Management, Inc.**
Statement of Stockholders' Equity
Years ended June 30, 2011 and 2010

| | Common stock | | Retained earnings (accumulated deficit) | Total stockholders' equity |
|---|---|---|---|---|
| | Shares | Amount | | |
| Balances, June 30, 2009 | 2,075,263 | $1,285,750 | ($1,057,932) | $227,818 |
| Net income (loss) | – | – | ( 72,027) | ( 72,027) |
| Balances, June 30, 2010 | 2,075,263 | 1,285,750 | ( 1,129,959) | 155,791 |
| Net income (loss) | – | – | 19,171 | 19,171 |
| Balances, June 30, 2011 | 2,075,263 | $1,285,750 | ($1,110,788) | $174,962 |

See accompanying notes.

**Progressive Asset Management, Inc.**
Statement of Cash Flows
Years ended June 30, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| Cash flows from operating activities | | |
| Net income (loss) | $ 19,171 | ($ 72,027) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities | | |
| Net (gain) from sale and holding of investments | ( 21,930) | – |
| Changes in current assets and liabilities | | |
| Commissions receivable | 35 | 1,594 |
| Other receivables | ( 4,610) | 14,949 |
| Prepaid expenses | ( 5,023) | ( 494) |
| Accounts payable | ( 8,865) | 12,321 |
| Accrued liabilities | 5,827 | ( 8,234) |
| Income taxes receivable and payable | 800 | 4,800 |
| Net cash provided (used) by operating activities | ( 14,595) | ( 47,091) |
| Cash flows from investing activities | | |
| Purchase of investments | ( 16,704) | – |
| Proceeds from sale of investments | 36,314 | – |
| Change in deposits | – | 1,216 |
| Net cash provided (used) by investing activities | 19,610 | 1,216 |
| Net change in cash and cash equivalents | 5,015 | ( 45,875) |
| Cash and cash equivalents, beginning of year | 173,900 | 219,775 |
| Cash and cash equivalents, end of year | $178,915 | $173,900 |
| Supplemental disclosures of cash flow information | | |
| Cash paid (refunded) for (from) income taxes | $ 800 | ($ 3,200) |

See accompanying notes.

**Progressive Asset Management, Inc.**
Notes to Financial Statements
June 30, 2011

Note 1 – Summary of significant accounting policies

Basis of presentation
Progressive Asset Management, Inc. (Company) incorporated in California on July 14, 1987, and registered as a broker-dealer under the Securities Exchange Act of 1934. Through May 1999, the Company was a full-service investment firm specializing in socially responsible investing. As more fully discussed in Note 4, the Company transferred all customer accounts and relationships with client representatives to another broker-dealer. The Company remains registered as a broker-dealer, continues to provide research and referrals in consideration for commission-based fees and recruits brokers for FWG (Note 4). Transferred and recruited brokers committed to socially responsible investing form the Progressive Asset Management Group (formerly the PAM Network).

In its policies, practices and programs, the Company commits to provide its clients with the highest quality financial products and investment services and to operate as a strong, positive force for social justice and environmental protection. The headquarters of the Company are in Oakland, California.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission because it does not carry customer funds or handle customer securities.

Basis of accounting
Management of the Company prepares the accompanying financial statements in accordance with accounting principles generally accepted in the United States (US-GAAP), reflecting the following significant accounting policies.

Cash and cash equivalents
Cash and cash equivalents consist of demand deposits held by a commercial bank and a money market fund held by a registered investment company. All cash and cash equivalents are available to the Company within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to their short-term nature.

Security transactions and commissions
The Company records net commission revenue from FWG (Note 4) and on its limited security transactions on a settlement-date basis. Net commission revenue on unsettled transactions at year-end is not material.

Note 1 – Summary of significant accounting policies (continued)

During the year ended June 30, 2011, investment income consists principally of the gain on the sale of one corporate debt security. As of June 30, 2011 and 2010, investment holdings are not material to the financial position of the Company.

Income taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that are included in financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years when the Company estimates the differences will reverse. As of June 30, 2011 and 2010, there were no significant deferred tax assets or liabilities except for a deferred tax asset as of June 30, 2011 and 2010 (net of a 100% valuation allowance) resulting from available carry forwards of net operating losses and federal low income housing income tax credits (Note 2).

Earnings per share
The Company calculates basic earnings per share based on the weighted average number of common shares outstanding during the year. The Company calculates fully diluted earnings per share based on the weighted average number of common shares and common stock equivalents, including options, outstanding during the year, unless anti-dilutive.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with US-GAAP requires management to make estimates and assumptions that affect the amounts reported. Although management of the Company bases the estimates on its knowledge of current events and actions it may undertake in the future, actual results may differ.

Note 1 – Summary of significant accounting policies (continued)

Reclassifications
The Company reclassified certain prior year amounts to conform to the current year presentation. Refer and compare to the prior year financial statements for details.

Subsequent events
Management of the Company evaluated subsequent events for recognition and disclosure through August 10, 2011 (Note 8).

Note 2 – Income taxes

As of June 30, 2011, the Company had carry forwards of unused net operating losses and federal low-income housing income tax credits totaling approximately $133,000 and $67,000, respectively.

During the years ended June 30, 2011 and 2010, income tax provisions consist entirely of state income taxes.

Management of the Company considers certain tax positions taken by the Company. A tax position is a position taken in a previously filed tax return or a position management of the Company expects to take in a future tax return that figures in measuring current or deferred income tax assets and liabilities for interim or annual periods. A tax position can result in a permanent reduction in income taxes payable, a deferral of income taxes otherwise currently payable to future years or a change in the expected realizability of deferred tax assets. A tax position also encompasses, but is not limited to:

1. A decision not to file a tax return
2. An allocation or a shift of income between jurisdictions
3. The characterization of income or a decision to exclude reporting taxable income in a return
4. A decision to classify a transaction, entity or other position in a tax return as tax exempt
5. The status of an entity, including its status as a pass-through or tax-exempt entity.

Note 2 – Income taxes (continued)

Evaluating a tax position requires management of the Company to determine, for each tax position, whether it is more likely than not that, upon examination by taxing authorities, such authorities will uphold the tax position and, for each more-likely-than-not tax position, determine the highest benefit with a more than 50% likelihood of realization upon ultimate settlement. Accordingly, it is possible that tax positions taken on tax returns and related amounts recognized herein could vary.

The Company files federal and state income tax returns in California and Maryland. The Company recognizes interest and penalties related to income taxes and tax positions with interest and income tax expense, respectively. As of and for the year ended June 30, 2011, interest and penalties related to income taxes and tax positions were not material. As of June 30, 2011, management of the Company believes that there are no tax positions of the Company where it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the year ending June 30, 2012. As of June 30, 2011, open tax periods subject to future examination by taxing authorities cover periods from July 1, 2007 through June 30, 2011.

Note 3 – Common stock options

In December 1995, the Company adopted a stock option and incentive plan that allowed for the issuance of up to 200,000 shares of common stock through December 31, 2004. The plan provided for the award of stock options, employee stock purchases and restricted stock grants. Of the options awarded, all vested immediately and recipients must hold them for up to two years (up to seven years for options awarded before December 1995) before exercise.

The Company Board of Directors determined awards of additional stock options, vesting, exercise prices and other option terms. The exercise prices for all options awarded have not been less than the fair market value of the stock as determined by the Board of Directors at the date of grant. Certain options required a 10% premium on the option price under certain circumstances. Outstanding options during the year ended June 30, 2011, expired December 31, 2010 and reconcile as follows:

Note 3 – Common stock options (continued)

| Granted during the calendar year | Price | Shares | Expiration |
|---|---|---|---|
| 2004 | 0.16 | 1,000 | 12-31-2010 |
| | | | |
| Outstanding as of June 30, 2010 | | 1,000 | |
| Expired December 31, 2010 | 0.16 | (1,000) | |
| | | | |
| Outstanding as of June 30, 2011 | | – | |

Compensation expense related to outstanding stock options is not material to the financial position of the Company.

Note 4 – Paradox Holding, Inc. and FWG agreement

In May 1999, the Company entered into an agreement with Paradox Holdings, Inc., parent of Financial West Investment Group, Inc. doing business as Financial West Group (FWG), in which the Company transferred all of its customer accounts and relationships with client representatives to FWG. FWG retains 4.75% of all gross commissions generated by the transferred representatives (and any other representatives recruited by the Company in the future), pays commissions to the transferred representatives and remits the net commissions to the Company. The Company earned nearly all of the commission revenue reported herein through FWG.

Note 5 – Employee benefit plans

The Company offers a defined contribution SIMPLE plan (Plan) for the benefit of its employees. The Plan allows for employee elective contributions. In addition, the Company must match employee elective contributions up to the lesser of each employee's actual elective contributions or 3% of each employee's salary. The Company incurred matching contribution expense during the years ended June 30, 2011 and 2010, totaling $569 and $831, respectively.

## Note 6 – Commitments and contingencies

The Company, in the ordinary course of its business, may be named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

## Note 7 – Related parties

A former employee of FWG (employed through March 15, 2010) serves as the Treasurer, Chief Financial Officer, Financial and Operations Principal and Chief Compliance Officer for the Company. Compensation paid by the Company to that employee during the years ended June 30, 2011 and 2010, totaled $31,154 and $27,200, respectively.

A current employee of FWG serves as Business Development Director for the Company. Compensation paid by the Company to that employee during the years ended June 30, 2011 and 2010, totaled $37,200 and $37,200, respectively.

One director of the Company is an officer of an entity that subleases office space to the Company. During the years ended June 30, 2011 and 2010, the Company paid that entity $6,420 and $1,873, respectively.

## Note 8 – Subsequent events

Effective July 22, 2011, under a Purchase and Sale Agreement, the Company exchanged its assets and liabilities for all of the common stock of PAM Holdings, Inc. (Holdings). Immediately thereafter, the Company and Holdings exchanged names. The management, directors and majority owners of the Company formed Holdings solely to restructure the Company into legally separate holding and operating companies. There was no outside consideration paid, received or exchanged or any change in ownership proportions, values or rights. Accordingly, the Company and Holdings will not account for the transaction using the fair value acquisition method for business combinations contemplated under US-GAAP.

Note 9 – Net capital requirement

Pursuant to and as defined in the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital of $100,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of June 30, 2011, the Company had net capital of $149,125, which is $49,125, in excess of its required net capital. As of June 30, 2011, the ratio of aggregate indebtedness to net capital was 0.20 to 1.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

**Progressive Asset Management, Inc.**

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

June 30, 2011

| | |
|---|---|
| Balance, beginning of year | $– |
| Increase (decrease) | – |
| Balance, end of year | $– |

**Progressive Asset Management, Inc.**
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2011

| | |
|---|---|
| Aggregate indebtedness | |
| Total liabilities | $ 29,686 |
| Less subordinated liabilities | – |
| Net aggregate indebtedness | $ 29,686 |
| Net capital | |
| Stockholders' equity | $174,962 |
| Deductions | |
| Other receivables | 8,535 |
| Prepaid expenses | 13,096 |
| Security haircuts | 3,678 |
| Undue concentration | 528 |
| Total deductions | 25,837 |
| Net capital | 149,125 |
| Net capital requirements and ratio | |
| Minimum net capital requirements | |
| The higher of 6⅔% of aggregate indebtedness or $100,000 | 100,000 |
| Excess net capital | $ 49,125 |
| Excess net capital after deducting the higher of 10% of aggregate indebtedness or $120,000 | $ 29,125 |
| Aggregate indebtedness to net capital ratio | 0.20 to 1 |

**Progressive Asset Management, Inc.**
Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission
June 30, 2011

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of June 30, 2011)

| | |
|---|---|
| Net capital, as reported in Part IIA (unaudited) FOCUS Report | $149,410 |
| Audit adjustments | ( 285) |
| Net capital, as adjusted | $149,125 |
| | |
| Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report | $ 31,287 |
| Audit adjustments | ( 1,601) |
| Aggregate indebtedness, as adjusted | $ 29,686 |

Net capital audit adjustments total as follows:

| | |
|---|---|
| Security haircuts | ($ 1,358) |
| Undue concentration | ( 528) |
| Income tax liability adjustments | 1,600 |
| Rounding | 1 |
| Net capital audit adjustments | ($ 285) |

Aggregate indebtedness audit adjustments total as follows:

| | |
|---|---|
| Income tax liability adjustments | ($ 1,600) |
| Rounding | ( 1) |
| Aggregate indebtedness audit adjustments | ($ 1,601) |

**Progressive Asset Management, Inc.**
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2011

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, in that the Company limits its activities to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

---

**Progressive Asset Management, Inc.**
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2011

A supplementary report pursuant to Rule 17a- 5(d)(4) of the Securities and Exchange Commission and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rules 17a-5(e)(1)(i)(A) and 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

# Report of Independent Auditors on Internal Control over Financial Reporting Required under Rule 17a-5(g)(1) of the Securities and Exchange Commission

To the Board of Directors of Progressive Asset Management, Inc.:

In planning and performing our audit of the financial statements of Progressive Asset Management, Inc. (Company) as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of the Company as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we do not express an opinion on the effectiveness of the internal control of the Company.

In addition, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and internal control and the practices and procedures referred to above may not detect them. In addition, projection of any evaluation of internal control and the practices and procedures referred to above to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that internal control will not prevent or detect and correct a material misstatement of the financial statements of the Company on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider significant deficiencies, and communicated them in writing to management and those charged with governance on August 10, 2011.

We understand that the SEC considers the practices and procedures that accomplish the objectives referred to in the second paragraph to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures of the Company, as described in

the second paragraph, were adequate, as of June 30, 2011, to meet the objectives of the SEC.

We intend this report solely for the information and use of the Board of Directors and management of the Company, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) of the SEC in their regulation of registered brokers and dealers. We do not intend this report and no one should use this report except for the parties specified above.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
August 10, 2011